Exhibit 99.1
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                              SINOVAC BIOTECH LTD.
                              --------------------
       RELEASES FINANCIAL STATEMENTS FOR THE THIRD QUARTER AND NINE MONTHS
       -------------------------------------------------------------------
                           ENDING 30TH SEPTEMBER 2004
                           --------------------------

BEIJING, February 17, 2005 -Sinovac Biotech Ltd. ("Sinovac") ("the Company") (AMEX:SVA) announced its results for the third quarter and nine months ended September 30, 2004, as well as other positive company developments.

Sinovac's inaugural vaccine HealiveTM generated revenue $3.57 million in the nine month period to 30 September 2004. The Company generated positive net cash flow during this period of $698,235. Gross profit margins remain high at an impressive 64.9%.

As previously announced on the 3 January 2005, Sinovac recorded full-year 2004 sales growth of more than 230% according to unaudited management-prepared sales figures. In 2004, the Company sold more than 1 million doses of its Hepatitis A vaccine, Healive, at a price of 55 RmB (US $6.64) per dose. These 2004 sales thus total approximately $6.5 million, an increase of more than 230% over 2003 sales of $2.8 million. Fourth quarter sales are therefore estimated to be just under $3 million - a very significant increase in quarter-over-quarter sales.

Sinovac President and CEO Dr. Wei Dong Yin stated, "The impressive accomplishments through 2004 validate our business strategy, and provide an excellent product and marketing foundation for accelerated sales and revenue growth in 2005. Extensive marketing and sales programs for HealiveTM are meeting with great success, and are paving the way for our BiliveTM and influenza flu vaccines. Our highly efficacious vaccines will propel our corporate profile and market branding to an even higher level this year."

Vaccine Approval Developments
-----------------------------

China's State Food and Drug Administration (SFDA) has now issued a production license for BiliveTM. Sales of the vaccine will commence in China shortly and will be distributed through the same channels as HealiveTM. The first combined inactivated hepatitis A and B vaccine developed by Chinese scientists, BiliveTM, received final approval for marketing and sales from the SFDA, in January 2005.

Dr. Yin commented, "Our influenza vaccine production line is currently under construction and optimization. We anticipate the SFDA will approve and license our flu vaccine in time for us to complete our initial, limited vaccine production run of 500,000 doses for the 2005-2006 flu sales season. Our technicians and production crews are doing a remarkable job preparing our 2 million-dose capacity production facility."

The SARS clinical trial is expected to end in March 2005, after every volunteer has been observed for 210 days after inoculation. After all of the technical reports have been filed and evaluated, Sinovac intends to apply to begin Phase II clinical trials. In general, a Phase II trial includes early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase II studies are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving several hundred people.

Statements about Operations
---------------------------

Sales
-----

Sales for 2003 were US $2.8 million, compared to 2004 sales of about US $6.5 million (un-audited management-prepared sales figures), an increase of about 230%. During this time period Sinovac's cash burn rate remained very low.

SG&A
----

As a result of the increased sales strategy, Sinovac's selling, general and administrative expenses ("SG&A expenses") grew from $1,174,652 in 1st quarter to 3rd quarter expenses of $3,035,981. The administrative expenses of $218,469 of Tangshan Yian were also included in the consolidated financial statement as the result of the acquisition.

During the nine-month period ended September 30, 2004, Sinovac received Chinese government SARS research grants amounting to $1,639,879. The influenza vaccine research and development expenses totaled $35,472 and $172,630 respectively for the three and nine months ended September 30, 2004. This figure is low due to the advanced stage of the flu vaccine in the regulatory process as it awaits its New Drug Application approval.

Dr. Yin noted, "We plan to spend a total of $4 million constructing the influenza vaccine production line. A significant portion of this investment has already been made. We also intend to commence aggressive product promotion campaigns for all three of our vaccine lines in 2005. We anticipate increased SG&A expenditures for some of these important growth plans."


Cash Resources and Liquidity
----------------------------

As of September 30, 2004, the Company had approximately $2,118,282 in cash and a positive working capital position of approximately $2,868,663. Subsequent to September 30, the Company has received over $ 5 million through private placements, warrant exercise, and debt repayment. Approximately US $3,310,000 of these funds was used to complete the acquisition of an additional 20.56% of the Beijing-based operating subsidiary, Sinovac Biotech Co., Ltd.


Assets and Shareholders' Equity
-------------------------------

As at 30 September, 2004, Sinovac had total assets of $23,130,456 including $8,272,817 in current assets and $9,126,848 in property, plant and equipment. Total paid-in capital was $15,428,305. Total shareholders' equity was $10,611,560.


Seasonality of Vaccine Sales
----------------------------

The traditional Chinese New Year usually occurs in the January - February timeframe. This is a major event in China and as a result, fewer orders are placed during that period. Sales then normally increase rapidly from the end of March until May before slowing down again through June.

One of the largest user groups for our vaccines is school-organized student vaccination programs. In September, students are required to receive vaccinations during registration, consequently driving up sales in September. In July and August, students break for summer holidays, therefore vaccination programs do not take place during this period and sales are relatively low.

Two other large user groups are Chinese companies and China's Centers for Disease Control ("CDCs"). These very large customers conduct their annual budgeting planning each October and then place their vaccine orders and schedule for the upcoming year.

In December and January, as Chinese New Year approaches, the Centers of Disease Control purchase an inventory of vaccines for the coming year. As a result, there are usually many larger orders at the end of each calendar year.

About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, SARS, and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac now has two vaccines fully approved for sale in China - Healive(TM) for Hepatitis A and Bilive(TM) for Hepatitis A&B combined. The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), has just received approval to commence sales in China and is expected to achieve similar sales growth to Healive(TM). The Company's flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the Chinese FDA (SFDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of a new flu vaccine production line.

Sinovac currently leads the world in the development of a human vaccine to prevent SARS. Preliminary Phase I clinical trial results show that this SARS vaccine is safe and induces SARS-neutralizing antibodies in the human body. In addition, the Company is co-developing a human vaccine targeting the avian flu virus in partnership with China CDC.


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
                                       ---------------


If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of
North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.